Exhibit 99.7

Cautionary Note for Readers

This document is filed pursuant to National Instrument 51-102 – Continuous Disclosure Obligations, which requires Barrick Gold Corporation (the “Company”) to file certain documents incorporated by reference in the Company’s Management Information Circular dated October 4, 2018 (the “Circular”). This document has been prepared by, and contains disclosure of, Randgold Resources Limited (“Randgold”) and has been incorporated by reference into the Circular.

Although Barrick has no knowledge that would indicate that any information concerning Randgold contained in this document is untrue or incomplete, neither Barrick nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, nor for any failure of Randgold to disclose events which may have occurred or which may affect the completeness or accuracy of any such information.

Information contained in this document is given as of the date stated in the document and the filing of the document shall not under any circumstances create an implication that the information contained in the document is correct as of any subsequent date. Certain information in this document has been superseded by information contained in the Circular. The Company cautions readers to review this document in conjunction with the Circular. The Company does not undertake to update any of the information contained in this document except as required by applicable law.

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

KIBALI’S RECORD RESULTS LEAD GROUPWIDE IMPROVEMENT

London, 9 August 2018 – Another robust performance by Kibali highlighted a quarter in which Randgold Resources posted across-the-board advances.

Results for the quarter to June show gold production up 9% quarter on quarter at 313 302 ounces, total cash cost per ounce down 3% at $697 and gold sales of $411.5 million up 5% despite a lower gold price. Profit from mining was up 6% at $190.6 million and net cash generated by the operations rose by 49% to $95.5 million.

Kibali ramped up underground mining as planned and continued improvements in throughput and recovery helped to boost production to a record 201 742 ounces, up 17% on the previous quarter. Total cash cost per ounce decreased by 11% to $651, reflecting the higher grade as well as lower power costs from increased hydropower. The mine’s third and last hydropower station is currently being commissioned.

At the end of the quarter, Kibali’s underground operation successfully transitioned from contractor mining to owner mining, following the example of the Loulo mines. As at Loulo, the move is expected to deliver cost reductions and efficiency improvements. Kibali remains on track to beat its 2018 production forecast.

The Loulo-Gounkoto complex performed in line with plan, increasing production by 4% to 150 117 ounces while progressing the Gounkoto super pit project. Since the quarter, Randgold and the Malian government have agreed on a revised investment convention for Gounkoto to support the development of the super pit.

Tongon recovered well from a series of work stoppages in the first quarter which carried over to the start of the second quarter to increase production by 12% to 65 259 ounces. Since the end of the quarter, however, a new work stoppage halted operations and the mine is working on a recovery plan to get back to full production with expected annual production revised to around 250koz.

Morila’s results were also in line with plan as it moves towards closure. Its agripole project, designed to mitigate the socio-economic impact of closing the mine, is awaiting final government endorsement. While the operation is mainly processing tailings, it has also started mining the Ntiola satellite pit.

In Senegal, an updated base case on the Massawa project has confirmed the robustness of the project and the upside potential as it progresses through the final feasibility study to an investment decision expected by the end of the year. In addition to the potential benefits of ongoing drilling below the central zone, the government’s electrification roll-out plan, which envisages grid power access at Massawa by 2022, could have a significant impact on the project’s economics.

On the exploration front, Randgold’s brownfields reserve replacement teams made significant progress at Kibali, Yalea and Tongon which will reinforce the robustness of the group’s 10-year business plan which is profitable at a long term gold price of $1 000/oz. Greenfields exploration, including airborne and ground geophysical surveys, continued to advance the exploration portfolio which also includes the new Bambadji permit across the border from Loulo in Senegal.

Chief executive Mark Bristow said the quarter’s results highlighted the Randgold team’s ability to deal effectively with multiple challenges, including the work stoppages, continuing negotiations with the DRC government about its new mining code, the sequencing of the Gounkoto pit pushback and Ntiola’s permitting delay.

“The Tongon work stoppage is obviously a challenge, but we take comfort from the government’s leadership in ensuring measures are taken to protect the assets and that they are dealing with the situation. We are still assessing its impact but at this stage we still believe that, given Kibali’s strong performance, we are on track to be within the group production and cost guidance for 2018,” he said.

RANDGOLD ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com

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Report for the second quarter ended 30 June 2018

Randgold Resources Limited (‘Randgold’) had 94.4 million shares in issue as at 30 June 2018.

HIGHLIGHTS

▪	GROUP PRODUCTION UP 9%[1]
▪	KIBALI POSTS RECORD QUARTER
▪	GROUP TOTAL CASH COST PER OUNCE DOWN 3%[1]
▪	NET CASH GENERATED FROM OPERATIONS UP 49%[1]
▪	$189 MILLION DIVIDEND PAID IN Q2

1	Q2 2018 compared with Q1 2018.

Key Performance Indicators

▪	Group gold production up 9% quarter on quarter
▪	Group total cash cost per ounce down 3% quarter on quarter
▪	Gold sales up 5% quarter on quarter, despite lower average gold price
▪	Profit from mining up 6% quarter on quarter
▪	Net cash generated from operations up 49% quarter on quarter
▪	Kibali posts record quarter and stays ahead of plan
▪	Loulo-Gounkoto performs in line with guidance
▪	Tongon production up 12% quarter on quarter
▪	Morila has steady quarter; mining starts at Ntiola
▪	Preliminary economic update confirms Massawa profitability
▪	Mercator target offers opportunity to extend Tongon mine life
▪	Deep drillhole in Yalea central zone returns high grade intersection
▪	Kibali exploration shows potential for underground and opencast resource expansion
▪	$188.8 million dividend paid in Q2

SUMMARISED FINANCIAL INFORMATION

$000	Quarter ended 30 Jun 2018	Quarter ended 31 Mar 2018	Quarter ended 30 Jun 2017	6 months ended 30 Jun 2018	6 months ended 30 Jun 2017
Average gold price received ($/oz)	1 299	1 331	1 254	1 314	1 237
Gold sales[1]	411 513	391 814	422 137	803 327	831 740
Total cash costs[1]	220 958	211 880	192 441	432 838	400 164
Profit from mining activity[1]	190 555	179 934	229 696	370 489	431 576
Exploration and corporate expenditure	14 949	15 802	12 823	30 751	23 731
Profit for the period	58 372	66 520	102 788	124 892	187 712
Profit attributable to equity shareholders	51 973	57 537	84 031	109 510	153 849
Net cash generated from operations	95 544	63 974	132 346	159 518	265 457
Cash and cash equivalents[2]	603 673	739 457	572 838	603 673	572 838
Gold on hand at period end[3]	16 383	21 930	19 082	16 383	19 082
Group production (oz)	313 302	286 890	341 316	600 192	663 786
Group sales[1] (oz)	316 804	294 428	336 516	611 232	672 119
Group total cash cost per ounce[1] ($)	697	720	572	708	595
Group cash operating cost per ounce[1] ($)	636	656	508	646	533
Basic earnings per share ($)	0.55	0.61	0.89	1.16	1.64

1	Refer to explanation of non-GAAP measures provided. Randgold consolidates 100% of Loulo, Gounkoto and Tongon, 40% of Morila and 45% of Kibali in the consolidated non-GAAP measures.
2.	Cash and cash equivalents excludes $8.6 million at 30 June 2018 ($5.0 million at 31 March 2018 and $17.9 million at 30 June 2017) that relates to the group’s attributable cash held in Morila, Kibali and the group’s asset leasing companies which are equity accounted.
3	Gold on hand represents gold in doré at the mines (attributable share) multiplied by the prevailing spot gold price at the end of the period.
The results in this report have been neither reviewed nor audited. All financial numbers are in US dollars ($) unless otherwise stated.

COMMENTS

Gold sales for the quarter of $411.5 million increased by 5% from $391.8 million in the previous quarter. The number of gold ounces sold for the quarter was up 8% on the previous quarter following improved production at the Loulo-Gounkoto complex, Tongon and Kibali. The average gold price received of $1 299/oz decreased by 2% quarter on quarter (Q1 2018: $1 331/oz). Gold sales decreased by 3% from the corresponding quarter of 2017, reflecting the 6% lower ounces sold in the current quarter, offset by a 4% higher average gold price received (Q2 2017: $1 254/oz).

Total cash costs for the quarter of $221.0 million were 4% higher than prior quarter and up 15% from the corresponding quarter of 2017. Costs were higher at Kibali, Tongon and at the Loulo-Gounkoto complex, on the back of higher throughput. Total cash cost per ounce of $697 decreased by 3% quarter on quarter and increased by 21% compared to the corresponding quarter in 2017. The decrease quarter on quarter is mainly the result of higher gold production and slightly offset by costs related to the increased throughput.

Profit from mining increased by 6% to $190.6 million from the previous quarter, but decreased by 17% on the corresponding quarter of 2017. The increase from the prior quarter reflects the increased production during the current quarter partially offset by higher costs of production. The decrease from the corresponding quarter of 2017 reflects the drop in production and increased costs as explained above.

Exploration and corporate expenditure of $14.9 million was in line with the previous quarter (Q1 2018: $15.8 million), however it increased by 17% compared to the corresponding quarter in 2017, principally due to increased greenfields exploration expenditure during the quarter, especially drilling.

Depreciation and amortisation of $50.9 million increased by 9% from the previous quarter and increased by 21% against the corresponding quarter of 2017. The increase quarter on quarter is due to higher throughput at Tongon and Loulo offset by lower throughput at Gounkoto. The increase on the corresponding quarter of 2017 was due to higher throughput at Loulo as well as increases in the asset bases of both Loulo (capitalised underground development) and Gounkoto (deferred stripping asset), offset by lower throughput at Gounkoto and Tongon.

Other income in the quarter of $3.0 million decreased from the previous quarter, as well as the corresponding quarter of the prior year. Management fees from Kibali and Morila of $1.6 million were in line with the previous quarter and the corresponding quarter of the prior year. The decrease from the prior quarter, as well as the corresponding quarter in 2017, is the result of net operational foreign exchange gains of $7.1 million and $6.2 million that were included in other income during the previous quarter and comparative quarter respectively, compared to a net operational foreign exchange loss in the current quarter of $11.4 million included in other expenses. These gains and losses arise largely from the translation of balances denominated in currencies such as CFA, euro and South African rand to the US dollar rate, especially in relation to TVA (value added tax) receivables and prepaid tax balances, as well as from the settlement of invoices in currencies other than the US dollar and reflects the movements in these currencies and timing of payments during the respective quarter.

Share of profits from equity accounted joint ventures was $20.9 million compared to share of profits of $13.8 million in the previous quarter and to share of losses of $3.4 million in Q2 2017. Kibali’s share of equity accounted joint venture profits was $22.0 million in the current quarter compared to a profit of $12.7 million in Q1 2018. Profit from mining (attributable) for Kibali for Q2 2018 was $59.8 million compared to a profit of $48.0 million in Q1 2018, reflecting higher gold sales, higher grade, slightly improved recovery and lower cash costs. The share of profits from the Kibali joint venture is stated after depreciation of $38.1 million (Q1 2018: $39.4 million), foreign exchange losses of $0.3 million (Q1 2018: $0.3 million) and a deferred tax charge of $1.0 million (Q1 2018: credit of $3.2 million). The movement in the tax charge in the current quarter compared to a credit in the previous quarter was a result of a decrease in the deferred tax asset associated with tax losses/allowances carried forward.

Morila’s share of equity accounted joint venture profits decreased to a loss of $1.0 million compared to a profit of $0.9 million in Q1 2017 and a profit of $0.9 million in Q2 2017, following lower gold sales and higher input costs.

Income tax expense of $16.0 million was 23% lower than the charge in the previous quarter (Q1 2018: $20.7 million) and decreased by 66% from the corresponding quarter in 2017, mainly due to decreased profits at Loulo, Gounkoto and Tongon.

Profit for the quarter of $58.4 million was down 12% from the previous quarter and down 43% from the corresponding quarter of 2017. The movement quarter on quarter reflects the increase in profit from mining offset by increased depreciation and other charges during the quarter, as explained above. The decrease from the corresponding quarter of 2017 mainly reflects the decrease in profit from mining.

Basic earnings per share decreased by 10% quarter on quarter to $0.55 (Q1 2018: $0.61) and decreased by 38% compared to the corresponding quarter in 2017 (Q2 2017: $0.89) reflecting the lower profits in the current quarter.

Net cash generated from operating activities for the quarter of $95.5 million increased by 49% from the previous quarter but decreased by 28% from the corresponding quarter in 2017. The change quarter on quarter primarily reflects the movement in profits from operations.

OPERATIONS

LOULO-GOUNKOTO COMPLEX

The combined quarterly gold production for the Loulo-Gounkoto complex was 150 117oz (Loulo 101 075oz and Gounkoto 49 042oz), an increase of 4% compared to the previous quarter (Q1 2018: 144 056oz), on the back of improved throughput, while the grade and recovery remained in line with the prior quarter. The total cash cost per ounce was $691 (Q1 2018: $693/oz), slightly lower than the prior quarter.

Sustainability

The complex continued contributing to community development with $0.9 million invested in the ongoing development of the agribusiness project, financing of a bursary programme for 52 local students, rehabilitation of an important community road linking four villages at the international border and support for the school improvement programme in conjunction with the World Education NGO. As part of our rehabilitation programme, 100ha of land was identified to be rehabilitated this year, with 686 trees planted. No major environmental incident was recorded and the mines remain ISO 14001:  2015 certified. The agribusiness continues to perform well with its second batch of 69 students enrolled. A graduation ceremony was held for the first batch, with their introduction to farming having started and planned for completion in Q3 2018.

LOULO-GOUNKOTO COMPLEX RESULTS

	Quarter ended 30 Jun 2018	Quarter ended 31 Mar 2018	Quarter ended 30 Jun 2017	6 months ended 30 Jun 2018	6 months ended 30 Jun 2017
Mining
Tonnes mined (000)	9 326	9 805	8 574	19 131	16 056
Ore tonnes mined (000)	1 583	1 478	1 771	3 061	2 922
Milling
Tonnes processed (000)	1 317	1 273	1 223	2 591	2 386
Head grade milled (g/t)	3.8	3.8	5.4	3.8	5.4
Recovery (%)	92.9	93.4	92.3	93.1	92.4
Ounces produced	150 117	144 056	194 091	294 173	380 457
Ounces sold	153 747	144 690	192 948	298 437	378 954
Average price received ($/oz)	1 303	1 331	1 258	1 316	1 241
Cash operating costs[1] ($/oz)	613	614	382	613	420
Total cash costs[1] ($/oz)	691	693	458	692	495
Gold on hand at period end[2] ($000)	9 878	15 263	8 362	9 878	8 362
Profit from mining activity[1] ($000)	94 055	92 205	154 427	186 260	282 901
Gold sales[1] ($000)	200 317	192 547	242 776	392 864	470 283

1	Refer to explanation of non-GAAP measures provided.
2	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

LOULO

One Lost Time Injury (LTI) was recorded during the quarter with a Lost Time Injury Frequency Rate (LTIFR) of 0.66 per million hours worked compared to 1.36 per million hours worked recorded in the previous quarter. The Total Injury Frequency Rate (TIFR) also decreased quarter on quarter from 7.46 to 4.65 per million hours worked. No major environmental incident occurred during the quarter.

On a standalone basis, Loulo produced 101 075oz of gold (Q1 2018: 77 298oz) at a total cash cost of $664/oz (Q1 2018: $706/oz). The increase in production was mainly due to 28% higher tonnes processed and 2% higher grade while the recovery was in line with the previous quarter. Total cash cost per ounce decreased by 6% compared to the previous quarter as a result of the increased production and lower mining costs.

Higher grades from Yalea underground were offset by the lower grade ore from the Baboto satellite pit resulting in higher plant throughput and head grade in line, compared to the previous quarter.

Profit from mining of $65.8 million was 34% higher than the previous quarter as a result of the higher production at lower cost, notwithstanding the slightly lower average gold price received.

Capital expenditure

Total capital expenditure for Q2 2018 was $23.4 million, which related mainly to the underground development ($12.4 million) and ongoing surface and exploration capital ($9.0 million), including drilling at Gara South, Yalea and Baboto ($6.1 million), and brownfields exploration expenditure ($1.2 million). Underground capital was focused on development at Yalea ($7.8 million) and Gara ($4.6 million).

LOULO STANDALONE RESULTS

	Quarter ended 30 Jun 2018	Quarter ended 31 Mar 2018	Quarter ended 30 Jun 2017	6 months ended 30 Jun 2018	6 months ended 30 Jun 2017
Mining
Tonnes mined (000)	1 132	996	681	2 129	1 320
Ore tonnes mined (000)	878	746	670	1 624	1 302
Milling
Tonnes processed (000)	821	639	644	1 460	1 242
Head grade milled (g/t)	4.1	4.0	6.5	4.1	6.2
Recovery (%)	92.9	93.4	92.3	93.1	92.3
Ounces produced	101 075	77 298	123 969	178 373	229 308
Ounces sold	102 703	78 353	122 168	181 056	227 166
Average price received ($/oz)	1 304	1 331	1 258	1 316	1 242
Cash operating costs[1] ($/oz)	586	626	404	603	433
Total cash costs[1] ($/oz)	664	706	479	682	508
Gold on hand at period end[2] ($000)	6 028	9 295	6 030	6 028	6 030
Profit from mining activity[1] ($000)	65 756	48 972	95 116	114 728	166 769
Gold sales[1] ($000)	133 935	104 250	153 671	238 185	282 118

Randgold owns 80% of Société des Mines de Loulo SA (Loulo) and the State of Mali owns 20%. Randgold has funded the whole investment in Loulo by way of shareholder loans and therefore controls 100% of the cash flows from Loulo until the shareholder loans are repaid.
Randgold consolidates 100% of Loulo and shows the non-controlling interest separately.
1	Refer to explanation of non-GAAP measures provided.
2	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Loulo underground

Underground ore production was higher than the previous quarter and in line with plan. Development of the Yalea South lower incline and advancing the South decline improved Jumbo efficiency and heading availability. The Gara Striker Belt project which is designed to improve the ore extraction capacity, was completed at the end of May 2018, as per schedule.

LOULO UNDERGROUND RESULTS

	Quarter ended 30 Jun 2018	Quarter ended 31 Mar 2018	Quarter ended 30 Jun 2017	6 months ended 30 Jun 2018	6 months ended 30 Jun 2017
YALEA
Ore tonnes mined	371 248	361 283	384 260	732 531	747 158
Development metres	1 112	1 474	1 782	2 586	3 492
GARA
Ore tonnes mined	276 508	283 727	286 171	560 235	554 972
Development metres	1 504	1 566	1 974	3 070	3 883

GOUNKOTO

No LTI was recorded during the quarter with an LTIFR of zero, as in the previous quarter. The TIFR decreased by 61% compared from the prior quarter to 3.28 per million hours worked. No major environmental incident occurred during the quarter.

On a standalone basis, Gounkoto produced 49 042oz of gold (Q1 2018: 66 758oz) at a total cash cost per ounce of $746 (Q1 2018: $679/oz). The lower production was mainly due to the planned decrease in tonnes processed and lower head grade milled as the pushback for the super pit progressed, while the recovery was in line with the previous quarter. Total cash cost per ounce increased by 10% compared to the previous quarter, mainly due to the lower grade and production.

Profit from mining for the quarter of $28.3 million was lower than the previous quarter (Q1 2018: $43.2 million), reflecting the lower gold production and gold sold, higher cash costs as well as slightly lower average gold price received.

Capital expenditure

Total capital expenditure for Q2 2018 was $5.3 million, primarily relating to the mining fleet rebuild activities ($3.6 million), deferred stripping ($1.3 million) and conversion drilling.

GOUNKOTO STANDALONE RESULTS

	Quarter ended 30 Jun 2018	Quarter ended 31 Mar 2018	Quarter ended 30 Jun 2017	6 months ended 30 Jun 2018	6 months ended 30 Jun 2017
Mining
Tonnes mined (000)	8 193	8 809	7 893	17 002	14 735
Ore tonnes mined (000)	705	732	1 101	1 437	1 620
Milling
Tonnes processed (000)	497	634	579	1 131	1 144
Head grade milled (g/t)	3.3	3.5	4.1	3.4	4.4
Recovery (%)	92.9	93.4	92.3	93.2	92.4
Ounces produced	49 042	66 758	70 122	115 800	151 149
Ounces sold	51 044	66 337	70 780	117 381	151 788
Average price received ($/oz)	1 300	1 331	1 259	1 318	1 240
Cash operating costs[1] ($/oz)	668	599	345	629	400
Total cash costs[1] ($/oz)	746	679	421	708	475
Gold on hand at period end[2] ($000)	3 850	5 968	2 332	3 850	2 332
Profit from mining activity[1] ($000)	28 299	43 233	59 311	71 532	116 132
Gold sales[1] ($000)	66 382	88 296	89 105	154 678	188 165

Randgold owns 80% of Société des Mines de Gounkoto SA (Gounkoto) and the State of Mali 20%. Randgold consolidates 100% of Gounkoto and shows the non-controlling interest separately.
1	Refer to explanation of non-GAAP measures provided.
2	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

MORILA

No LTI was recorded in the quarter and the LTIFR was zero (Q1 2018: 2.14). No major environmental incident occurred during the quarter.

Gold production amounted to 17 856oz, a 2% decrease on the previous quarter (Q1 2018: 18 257oz), with a slightly lower grade and recovery partially offset by slightly higher throughout.

Mining of the Ntiola deposit started in May 2018 after completion of all required processes for the inclusion of both the Ntiola and Viper deposits into the Morila permit. A total of 161kt of ore was treated from the pit material mined at a grade of 1.52g/t with a strip ratio of 8.0.

The TSF de-capping operation is progressing well and a total of 2.1Mt of waste material was hydrosluiced to the pit.

The total cash costs for the quarter was $1 109/oz, representing a 14% increase on the previous quarter (Q1 2018: $969/oz). This was due to the lower production and higher mining costs associated with the start-up of mining the Ntiola pit.

Sustainability

The Morila Agripole project endorsement process remains ongoing, and following feedback received from the Prime Minister's office, some changes to the application will be required. These are being undertaken with the concerned ministries before resubmission to the Prime Minister for approval. The rehabilitation programmes continued during the quarter, including at the Domba mining area, with the focus on controlling erosion. A trial project of 1ha of Jatropha trees has been planted on a portion of the TSF that has already been cleared.

Capital expenditure

Capital expenditure amounted to $2.2 million for the quarter and relates mainly to the Ntiola-Viper road construction and other preparation works.

MORILA RESULTS

	Quarter ended 30 Jun 2018	Quarter ended 31 Mar 2018	Quarter ended 30 Jun 2017	6 months ended 30 Jun 2018	6 months ended 30 Jun 2017
Mining
Tonnes mined (000)	1 454	1 299	-	2 753	-
Ore tonnes mined (000)	161	223	-	384	-
TSF material processed (000)	1 173	994	1 451	2 167	2 900
Milling
Tonnes processed (000)	1 334	1 253	1 482	2 588	2 916
Head grade milled (g/t)	0.6	0.6	0.6	0.6	0.6
Recovery (%)	70.6	71.5	61.1	71.1	59.4
Ounces produced	17 856	18 257	16 057	36 113	29 626
Ounces sold	15 777	21 350	16 422	37 127	30 189
Average price received ($/oz)	1 281	1 329	1 268	1 309	1 254
Cash operating costs[1] ($/oz)	1 033	890	850	951	919
Total cash costs[1] ($/oz)	1 109	969	927	1 029	994
Profit from mining activity[1] ($000)	2 724	7 674	5 611	10 398	7 842
Attributable (40%)
Gold sales[1] ($000)	8 086	11 348	8 330	19 434	15 138
Ounces produced	7 142	7 303	6 423	14 445	11 851
Ounces sold	6 311	8 540	6 568	14 851	12 075
Profit from mining activity[1] ($000)	1 090	3 069	2 244	4 159	3 136
Gold on hand at period end[2] ($000)	1 546	484	578	1 546	578

Randgold owns 40% of Société des Mines de Morila SA (Morila) with the State of Mali and joint venture partner owning 20% and 40% respectively. The group equity accounts for its 40% joint venture holding in Morila.
1	Refer to explanation of non-GAAP measures provided.
2	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

TONGON

No LTI occurred in Q2 2018 with an LTIFR of zero, as in the previous quarter. No major environmental incident occurred during Q2 2018.

Tongon produced 65 259oz of gold in Q2 2018, up 12% from the previous quarter (Q1 2018: 58 155oz) mainly as a result of resuming operations after Q1 work stoppages due to industrial action. This industrial action continued into Q2 until 10 April 2018, after which all employees resumed work and the unions entered into negotiations with management. A government led protocol agreement was signed between the Tongon mine, its mining contractor and the unions which made provision for all strike activities to end for a period of two months while management and unions negotiated a lasting solution.

Tonnage throughput into the mills increased by 14%. Plant runtime improved from 75.3% in Q1 to 82.0% in Q2 2018. Tonnes fed to the mills were negatively impacted by a mechanical failure of one of the mill’s gearbox drive shafts, which subsequently damaged the mill motor at the end of Q2, but this has subsequently been addressed. Head grade milled of 2.4g/t was marginally down from the previous quarter following the continued addition of low grade scats to augment the lower plant feed at the beginning of Q2. Recovery was 84.1% in Q2, down 1% from the previous quarter, as a result of a coarser mill grind.

Early in Q3 2018, the government-led process to resolve industrial relations issues at Tongon was interrupted when employees went on strike again before the negotiations were concluded. Consequently, operations at the mine were suspended from 13 July 2018 for three weeks. The mine is working on a recovery plan to get back to full production with expected annual production revised from 280koz to approximately 250koz. Management continues to engage with the authorities and the unions to resolve the situation on a sustainable basis.

TONGON RESULTS

	Quarter ended 30 Jun 2018	Quarter ended 31 Mar 2018	Quarter ended 30 Jun 2017	6 months ended 30 Jun 2018	6 months ended 30 Jun 2017
Mining
Tonnes mined (000)	5 470	3 385	5 873	8 855	11 322
Ore tonnes mined (000)	931	561	1 104	1 492	2 250
Milling
Tonnes processed (000)	1 019	891	1 126	1 910	2 159
Head grade milled (g/t)	2.4	2.4	2.5	2.4	2.5
Recovery (%)	84.1	84.7	84.3	84.4	84.0
Ounces produced	65 259	58 155	77 260	123 414	144 480
Ounces sold	64 682	60 612	75 052	125 294	147 725
Average price received ($/oz)	1 288	1 332	1 253	1 310	1 240
Cash operating costs[1] ($/oz)	753	734	601	744	597
Total cash costs[1] ($/oz)	791	774	639	783	634
Gold on hand at period end[2] ($000)	720	-	3 545	720	3 545
Profit from mining activity[1] ($000)	32 160	33 809	46 066	65 969	89 580
Gold sales[1] ($000)	83 342	80 731	94 018	164 073	183 223

Randgold owns 89.7% of Société des Mines de Tongon SA (Tongon) with the State of Côte d’Ivoire and outside shareholders owning 10% and 0.3% respectively. Randgold consolidates 100% of Tongon and shows the non-controlling interest separately.
1	Refer to explanation of non-GAAP measures provided.
2	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Sustainability

Nine new community projects were selected and started in Q2 2018 at a total cost of $0.5 million, while progress was made with the previously approved 10 additional special projects at a cost of $0.9 million. The primary focus has been on health, water supply and education with emphasis on nursery and secondary school construction. The Mbengue village surgical unit equipment was shipped and received on site for installation. The first construction phase of the Tongon village water supply has been completed by the mine which has partnered with government to start the second phase of the water supply project. This will see water distributed from the water tower to the community households.

Development of the agribusiness project continued with the initiation of a 540ha maize farm project at a cost of $0.2 million.

The mine successfully made the transition to, and was awarded certification for the new ISO 14001: 2015 environmental management system in Q2 2018.

Capital expenditure

Total capital expenditure for the quarter amounted to $1.6 million (Q1 2018: $4.0 million), relating primarily to fleet rebuild activities, TSF standby line installations and TSF upgrading works.

KIBALI

No LTI occurred during the quarter at Kibali and the LTIFR was zero, compared with one LTI and an LTIFR of 0.3 in Q1 2018. There was also no major environmental incident during the quarter.

Kibali produced a record 201 742oz of gold in Q2, up 17% from the previous quarter and up 43% from the same period in 2017. Underground mining and the shaft delivery ramped-up as planned, and together with continued improvements in throughput and recovery, resulted in the increased production. Total cash cost per ounce decreased by 11% to $651 compared to the previous quarter, reflecting the benefits from the improved grade as well as lower power costs from increased hydropower with the higher rainfall quarter. Total cash cost per ounce was also 24% down on the same period of the prior year.

Profit from mining activity increased to $133.0 million in Q2 2018, reflecting the improved gold sales and lower unit operating costs, notwithstanding the slightly lower average gold price received.

Sustainability

Kibali continued its focus on education during the quarter, training teachers and supporting final examination participation for the academic year end. The first class of vocational training was also completed, with students gaining skills in masonry, carpentry and welding. In addition, pilot maize and cocoa trials were initiated to assess commercial viability and support alternative economic development. $0.7 million was spent on community development projects, including clinics, school supplies, infrastructure and potable water.

KIBALI RESULTS

	Quarter ended 30 Jun 2018	Quarter ended 31 Mar 2018	Quarter ended 30 Jun 2017	6 months ended 30 Jun 2018	6 months ended 30 Jun 2017
Mining
Tonnes mined (000)	8 639	7 862	7 827	16 501	17 981
Ore tonnes mined (000)	2 033	1 399	1 262	3 432	2 929
Milling
Tonnes processed (000)	2 060	1 994	1 854	4 054	3 775
Head grade milled (g/t)	3.4	3.1	2.8	3.3	2.8
Recovery (%)	89.2	85.8	84.3	87.6	82.7
Ounces produced	201 742	171 948	141 204	373 690	282 217
Ounces sold	204 588	179 079	137 661	383 667	296 367
Average price received ($/oz)	1 301	1 330	1 243	1 315	1 223
Cash operating costs[1] ($/oz)	602	685	803	641	792
Total cash costs[1] ($/oz)	651	735	859	690	848
Profit from mining activity[1] ($000)	132 964	106 642	52 956	239 606	111 093
Attributable (45%)
Gold sales[1] ($000)	119 768	107 188	77 013	226 956	163 096
Ounces produced	90 784	77 377	63 542	168 161	126 998
Ounces sold	92 064	80 586	61 947	172 650	133 365
Profit from mining activity[1] ($000)	59 834	47 981	23 830	107 823	49 992
Gold on hand at period end[2] ($000)	4 239	6 183	6 597	4 239	6 597

Randgold owns 45% of Kibali Goldmines SA (Kibali) with the Democratic Republic of Congo (DRC) State and joint venture partner owning 10% and 45% respectively. The group equity accounts for its 45% joint venture holding in Kibali.
1	Refer to explanation of non-GAAP measures provided.
2	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Underground

Underground mining produced 909kt of ore in Q2 2018, up 18% from the previous quarter. Ore delivery from the declines continued to decrease as production shifted from trucking to the higher efficiency shaft with 704kt hoisted, up 44% from the previous quarter. 2 818m of development was also completed during the quarter, further expanding the underground mine.

KIBALI UNDERGROUND DECLINE RESULTS

	Quarter ended 30 Jun 2018	Quarter ended 31 Mar 2018	Quarter ended 30 Jun 2017	6 months ended 30 Jun 2018	6 months ended 30 Jun 2017
Ore tonnes mined	908 927	767 509	391 790	1 676 436	714 778
Development metres	2 818	2 181	3 066	4 999	6 260
Off shaft development	-	-	524	-	1 141

Capital expenditure

Commissioning has begun on Azambi, the third hydropower station, which should be fully operational before the end of Q3 2018. Construction of the next phase of the TSF to provide additional capacity for carbon in leach (CIL) tails, progressed during the quarter and remains on schedule for completion in Q3 2018. Capital expenditure for the quarter amounted to $41.5 million, mainly related to Azambi ($9.5 million), underground development ($16.8 million), mining fleet rebuild activities ($3.2 million), TSF expansion ($2.8 million) and deferred stripping activities ($2.4 million).

DEVELOPMENT PROJECTS

SENEGAL

Massawa feasibility project

Work continued on the Massawa feasibility project during the quarter.

Due to the coarse nature of the gold in the Massawa Central Zone (CZ) structures, the larger RC drill sample gives a more representative result than the significantly smaller diamond drill sample. The infill RC programme was completed during the quarter and a portion of the results were received. An interim resource model update was completed on partial results and this has shown a significant shift in the grade distribution within the CZ orebody, with higher grades being confirmed in the southern portion of the pit and lower grades in the northern portion. In conjunction with the grade changes, the metallurgical modelling has confirmed higher metallurgical recovery in the higher grade material. The net result is that the revised CZ pit has more gold in the southern half than previous models due to higher grades, but has lost ounces in the northern half due to lower grades and lower recovery. The current CZ pit shell stops at the base of existing feasibility RC drilling, despite the structures continuing down dip. A conceptual model completed on the pit has simulated the projection of the current resources to depth. The $1 000/oz whittle pit run on this simulated model shows a potential gain of up to ~500koz. This exercise justified a deep RC programme to confirm the continuation of the high grade with depth, which started in the quarter and is still in progress.

Recent feasibility RC drilling to the east of the Gabbro and Porphyry of the main Massawa CZ shear zone has identified additional footwall structures which have been included in the latest interim model. Highlights include 22m @ 3.79g/t from 18m (MWRCGC1340), 16m @ 12.2g/t from 20m (MWRCGC1341), 14m @ 27.26g/t from 46m (MWRCGC1342) and 17m @ 2g/t from 53m (MWRCGC1343). Drilling observations indicate a strike potential of at least 285m. Results are pending.

The current mine schedule has utilised a minimum selective mining unit (SMU) of 4.5m on the current CZ model which has incurred higher dilution than previously assumed during the update to the prefeasibility in 2017. This, together with the updated geological and metallurgical models, has resulted in revised financial models which support a robust internal rate of return (IRR) at current gold prices. The base case proposes the current mine schedule using an option of installed HFO power on site while an upside option utilises slightly lower upfront capital by relocating the current Morila crushing and mill circuit with the potential of introducing grid power after two years of operation.

NPV (5%) AND IRR SENSITIVITIES TO GOLD PRICE

Option	$1 000/oz	$1 200/oz	$1 400/oz
Base case	$154m	$414m	$670m
	15%	29%	41%
Upside	$223m	$481m	$736m
	19%	33%	45%

Drilling will continue to test the CZ deeps in Q3 2018 where a conceptual model has shown the potential to boost the IRR by up to ~4% through the potential of additional high grade resources at the base of the current $1 000/oz pit. A final updated resource model including all drill results is expected by the end of the quarter. Further mining optimisation studies are underway on the effects of SMU on dilution and ore loss, while also looking at options of phasing the stripping to improve the waste mining schedule.

Concurrent to this, final capital estimates are in progress to confirm if there are capital benefits to utilising portions of the Morila plant, principally in the areas of comminution, gravity and thickening. Other aspects of the capital design, namely Tailings Storage is progressing well and expected to be complete in the third quarter.

EXPLORATION ACTIVITIES

In brownfields exploration the teams continue to deliver strong results from around Massawa, at Yalea and along the KZ trend at Kibali. Greenfields exploration has been active ahead of the wet season in West Africa with the completion of airborne and ground geophysical programmes in Côte d’Ivoire and encouraging results from Bakolobi in Mali and Tongon in Côte d’Ivoire. This quarter’s work has established a number of exciting targets across our portfolio to be tested in the second half of the year.

SENEGAL

Massawa

Outside of the principal deposits incorporated within the feasibility study, exploration continues to test surrounding targets for incremental ounce potential. The principal goal of the exploration team at Massawa is to demonstrate clear potential to deliver a mineable reserve of over 3Moz.

At KB, a five-hole diamond and sixteen-hole RC drilling programme have continued to yield positive results over a 400m strike at the priority ENE-1 target and at the western margin of the Tinkoto Granite. Mineralisation is predominantly hosted in mafic volcanics with multiple structures on subvertical E-W to ENE-striking trends that are intersected by flat to moderately dipping shears and steep to subvertical dilatational vein and fault breccias. Highlights include 63m @ 2.4g/t from 29m (KBRC041), 60m @ 5.22g/t from 15m including 10m @ 11.93g/t, 8m at 12.78g/t and 5m @ 9g/t (KBRC089), 7m @ 5.16g/t from 86m (KBRC084), 12m @ 3.59g/t from 0m (KBRC042), 9m @ 4.25g/t from 133m (KBRC076), 25m @ 1.72g/t from 122m including 10m @ 3.65g/t from 137m (KBRC077) and 7m @ 6.46g/t from 52m (KBRC030) in the Tinkoto Granite. The drilling at ENE-1 has initially defined one continuous mineralised zone over a 240m strike at an 80m RC drill spacing and is open to the west and at depth.

RC scoping holes were drilled to the immediate south of the high grade zone in an attempt to test for additional subparallel zones thought to be the source of a wide +1 000ppb soil anomalism. This was confirmed with KBRC112 returning 59m @ 1.55g/t from 20m including 7m @ 3.59g/t from 20m, 7m @ 2.82g/t from 33m and 6m @ 3.52g/t from 61m. Drilling is ongoing.

At Delya, 12km NE of the Massawa deposit, field mapping and trenching aimed to delineate the strike extents of the NE trending Delya shear system over 5km strike on three primary targets. At Delya South, RC results received this quarter continued to confirm continuity over 800m strike as reported in Q1.

At Samina, mapping and a six-trench programme confirmed the continuity of the NE trending shear zone over 600m of strike at an average spacing of 50-100m. Key results are 2.8m @ 4.83g/t from 35.3m (DLTR011A), 2.6m @ 4.11g/t from 23.4m and 2.8m @ 4.49g/t from 29.9m (DLTR056), 5.1m @ 2.49g/t from 81.1m including 0.9m @ 9.73g/t from 83.6m (DLTR047). The results highlight two narrow but high grade mineralised zones that manifest in the Delya shear. The next phase of work is an RC drill programme to test both the oxide and fresh mineralisation potential and geometry at depth.

Four trenches were completed at Delya North over a 600m strike to test the strike and width of the main Delya structure. As at Samina, the mineralisation is narrow but at a weaker grade: 2.9m @1.69g/t from 36.9m and 4.94m @ 1g/t from 48m (DLTR053), 6m @ 1.63g/t from 6.7m (DLTR054), and 2.6m @ 1.02g/t from 36.9m (DLTR055). The structure remains open over 1km northwards to the limit of the permit and is currently being mapped to identify exploration vectors on this structure at depth and along strike.

MALI

Loulo

Drilling continues to infill the Far South Extension of Yalea with seven holes completed this quarter which continue to confirm its high grade potential with intersections in the target now averaging 9.5m true width @ +10g/t over 500m strike. While results from the central conversion target below Yalea were generally low grade, one result received this quarter of 8.8m @ 10.01g/t (YaDH68) is very interesting and indicates that further drilling work is required to understand the potential of high grade shoots at depth in the Yalea block model.

At Loulo 3, 12 infill holes which were drilled down to 50m spacing confirmed the continuity in the MZ1 and MZ2 shoots, as well as defining the upper and lower boundaries of these targets ahead of a final block model and economic analysis trading off open pit/underground mining scenarios in Q3.

The updated geological model at Gara West was completed during the quarter. In addition to the more robust model the work also highlighted a zone of high grade drill intersections at the southern end of the pit which averages 7m @ 5.64g/t and which remains open to the south and represents a plunging target for further exploration drilling.

Surface mapping has been integrated with drill data at Gara and has confirmed upside potential that is open along strike both to the north and south of the Gara system, in particular at depth beneath mapped abilities beyond the Gara Far South Extension target area. Scout drilling to test these opportunities is planned in Q3.

Gounkoto

Drilling on the Domain Boundary Plunge and MZ4 Plunge target at Gounkoto confirmed additional high grade mineralisation within or immediately adjacent to the super pit.

At Faraba North the base case scenario of a 300m long conceptual pit on the Main Zone structure only, contains +60koz @ +6g/t to a depth of 85vm at a strip ratio of 1:12.5. Analysis this quarter shows the potential for open mineralisation at depth over +1km of strike length and the potential for this system to continue southwards into the Faraba FW target. Scout drilling to test the high grade opportunity at depth in Faraba North will take place in Q3. On the Domain Boundary target, diamond and RC drilling has confirmed the extension of the domain boundary with mineralisation and alteration beyond the limits of the Gounkoto deposit and work is focused on extending this along strike to the South.

Bakolobi JV (Taurus Gold)

A regional, shallow aircore drilling programme has started on the Bakolobi permit to test the remaining prospective structures. A total of 14km of drilling is planned and first results confirm strong mineralisation associated with the Dioula West structure. The AC line located 400m to the north of BKTR024 (21m @ 0.81g/t, including 9.7m @ 1.61g/t) returned, in two adjacent holes, 9m @ 4.32g/t including 5m @ 7.36g/t (BKAC020), and 31m @ 1.44g/t including 5m @ 3.53g/t and 4m @ 4.37g/t (BKAC021). The drilling is ongoing with completion expected before the wet season pause.

CÔTE D’IVOIRE

Nielle

Previous scoping RC drilling results at Mercator confirmed a target with an average grade of 2.3g/t over 220m strike and an average true width of 20m. Work continued in Q2 with six trenches and nine DDH holes drilled to test the lateral and depth extensions of mineralisation. Only two results have been returned to date, confirming the presence of the system down to a vertical depth of 184m and a strike extension of 650m, with the system open both to the north and at depth. Results returned to date are 25.60m @ 2.70g/t (NEDH001) and 30m @ 1.20g/t (NEDH002).

Work was also accelerated on the Djinni target, which lies 4km north and along strike from Mercator on the Badenou Structure. Twelve trenches and nine RC holes drilled this quarter indicate there is an 8m wide (true width) mineralised zone with an average grade of 2.1g/t over a defined strike of 300m. The system remains open north, south and at depth and is being tested by a series of follow-up DDH holes which aim to extend the strike to over 500m. An aircore programme in progress along this structure is successfully highlighting multiple zones of alteration along the Badenou Structure. Results are pending.

Boundiali

Infill drill results from Q1 confirmed a continuous high grade zone over 150m in the southern portion of Fonondara main. This has positively impacted the potential of this area and the strong alteration and sulphides associated with that mineralisation imply it could extend further north and south of the drilled area. An RC programme has been designed to infill and extend the high grade Lode over 500m strike in Q3.

This quarter the remote regolith interpretation over the full strike length of the Fonondara corridor along with the infill VTEM survey over 40km of the Fonondara structure were completed along with infill soil geochemistry and mapping. Final products of this VTEM are expected in August, but initial observations identify extensions of mineralised structures which are untested by current drilling. The new interpretation of the Fonondara corridor integrating all the new data will be completed during the wet season and a set of targets will be prioritised for testing after the wet season.

Mankono

A recent RC hole testing the structures around Gbongogo intersected 89m @ 3.06g/t including 6m @ 4.98g/t and 7m @ 18.27g/t in the Gbongogo Main intrusion, suggesting that RC drilling may be the best method to sample and provide a more representative grade of the quartz veined intrusive and a shallow RC programme has been designed to further test this.

Shallow RC drilling on the NS Corridor, next to the main intrusive, confirmed a broad, low grade hydrothermal system up to 250m width, composed of multiple mineralised structures over a strike length of +950m. The zone will add low grade mineralisation to the project resource. However, it is open to the south and any further work will focus on testing this open southern extension.

During the quarter the VTEM survey over the Sissedougou and Sisseple permits was completed. Final data from this work is still pending, however initial interpretations have identified additional mineralised intrusion targets in the Koban-Gbongogo corridor. Work over this corridor is nearing completion. Additional soil samples have been collected, regolith and geological interpretations have been updated this quarter and a ground IP survey is in progress. These layers will be integrated to generate a portfolio of targets to be tested after the wet season.

DEMOCRATIC REPUBLIC OF CONGO

Kibali

At KCD, drill testing of the footwall of the 9000 Lode (12000 Lode) started this quarter with four holes completed over two fences spaced 50m apart. Observations support the model of the folded BIF with a recumbent fold verging southeast. Results of KCDU1742 drilled on the first section (1.7km up plunge from the deepest hole DDD602) were received and did not intersect any significant mineralisation associated with the inferred 12000 Lode, however zones of weak alteration and mineralisation were noted through the ironstone and at its lower contact. The 12000 Lode concept represents a large target area (2.6km x 700m) with only limited testing but which has so far confirmed the geological model. Further work aims to identify mineralised targets for further drilling.

The Ngyoba target is an 800m gap between the KCD deposit and the Kibali River. One fence of historical RC data in the south of this area intersected a flat, low grade mineralised zone which dips to the NE. The four diamond holes completed this quarter intersected the mineralised zones associated with altered meta-conglomerates with pyrite/arsenopyrite mineralisation. First results from hole NYDD001 returned 43m @ 1.86g/t from 77m including 16.8m @ 3.15g/t which is a significant result in this exploration target.

At Kalimva Ikamva, drilling this quarter was designed to infill on the higher grade portions of the model in order to de-risk the project. Fifty-eight reverse circulation and two diamond holes (on 10 fences) were completed within the $1 200/oz pit shell to infill previous fences. Observations highlight no major changes in the lithology and mineralisation model with high grade zones still open down dip and down plunge. Results were received for nine holes at Kalimva and a comparison against the block model of all results received to date indicates they are in line or better than the model. At Ikamva, observations confirm the mineralisation and lithology as per the model, but no results have been received to date.

At Birindi, between Zakitoko and Zambula, mapping of a limonitic, brecciated chert with steep fabrics returned results up to 8.51g/t and confirmed continuity along a dilational right hand flexure. At Zakitoko, the trenching programme continued to test the mineralised chert along the main shear, with eight trenches completed during the quarter. Observations from the trenches show the mineralised cherts to be up to 70m thick with moderate to strong limonite and boxworks with higher grades in narrow expected zones estimated up to 5g/t. Assay results were received for six trenches and show the cherts to be generally anomalous with more strongly mineralised zones up to 20m wide. Trench ZKTR0001 returned 16m @ 1.17g/t including 5m @ 3.43g/t, while trench ZKTR0009 returned 50m @ 0.72g/t including 11.15m @ 2.25g/t. The programme aims to locate zones of high grade mineralisation along the target.

Ngayu JV (Loncor Resources)

Work in Ngayu this quarter focused on the Imva fold area in the west of the belt where Randgold’s generative team previously identified the most prospective targets around a KZ Trend-type domain boundary at the belt/basin contact. The field team has now established access to the area, even in the current wet season, and is currently building an exploration camp and working through the process to re-license an old airstrip in the area.

During the quarter, the programme has been the initial mapping and sampling over the priority targets in the area. All targets feature altered and mineralised BIFs with extensive folding along with altered shears and breccia zones observed in the field. Assay results from this field work are pending.

Moku JV (SMB)

Following the suspension of activities at the Moku exploration project which were reported in February 2018, the joint venture arrangements with Société Miniére Moku-Beverendi SA (Moku JV) have now been terminated in accordance with the terms of the agreement. Consequently, no further work will be done on this project and as advised the previously deployed employees and resources at this project have been relocated to other projects in the DRC.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

$000	Unaudited quarter ended 30 Jun 2018	Unaudited quarter ended 31 Mar 2018	Unaudited quarter ended 30 Jun 2017	Unaudited 6 months ended 30 Jun 2018	Unaudited 6 months ended 30 Jun 2017
REVENUES
Gold sales on spot	283 659	273 278	336 794	556 937	653 506
Total revenues	283 659	273 278	336 794	556 937	653 506
Share of profits/(losses) of equity accounted joint ventures	20 886	13 810	(3 434)	34 696	(8 651)
Other income	2 967	8 525	7 529	11 492	9 935
Total income	307 512	295 613	340 889	603 125	654 790
COST AND EXPENSES
Mine production costs	136 186	120 084	117 162	256 270	228 727
Movement in production inventory and ore stockpiles	(9 826)	(2 467)	(14 390)	(12 293)	(12 288)
Depreciation and amortisation	50 898	46 703	42 190	97 601	81 199
Other mining and processing costs	16 590	15 689	16 162	32 279	30 913
Mining and processing costs	193 848	180 009	161 124	373 857	328 551
Royalties	14 494	13 957	17 367	28 451	33 673
Exploration and corporate expenditure	14 949	15 802	12 823	30 751	23 731
Other expenses	11 376	-	-	11 376	-
Total costs	234 667	209 768	191 314	444 435	385 955
Finance income	2 132	1 972	1 019	4 104	1 788
Finance costs	(636)	(556)	(437)	(1 192)	(847)
Finance income/(costs) – net	1 496	1 416	582	2 912	941
Profit before income tax	74 341	87 261	150 157	161 602	269 776
Income tax expense	(15 969)	(20 741)	(47 369)	(36 710)	(82 064)
Profit for the period	58 372	66 520	102 788	124 892	187 712
Other comprehensive income
Share of equity accounted joint ventures other comprehensive loss/(profit)	-	-	(9)	-	(18)
Total other comprehensive expense/(income)	-	-	(9)	-	(18)
Total comprehensive income	58 372	66 520	102 779	124 892	187 694
Profit attributable to:
Owners of the parent	51 973	57 537	84 031	109 510	153 849
Non-controlling interests	6 399	8 983	18 757	15 382	33 863
	58 372	66 520	102 788	124 892	187 712
Total comprehensive income attributable to:
Owners of the parent	51 973	57 537	84 022	109 510	153 831
Non-controlling interests	6 399	8 983	18 757	15 382	33 863
	58 372	66 520	102 779	124 892	187 694
Basic earnings per share ($)	0.55	0.61	0.89	1.16	1.64
Diluted earnings per share ($)	0.54	0.60	0.88	1.14	1.62
Average shares in issue (000)	94 428	94 292	94 047	94 428	93 996

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

$000	Unaudited at 30 Jun 2018	Unaudited at 31 Mar 2018	Audited at 31 Dec 2017	Unaudited at 30 Jun 2017
Assets
Non-current assets
Property, plant and equipment	1 562 136	1 572 820	1 577 284	1 566 151
Cost	2 744 198	2 703 984	2 661 745	2 548 911
Accumulated depreciation and amortisation	(1 182 062)	(1 131 164)	(1 084 461)	(982 760)
Long-term ore stockpiles	152 435	152 435	159 534	177 477
Trade and other receivables	52 654	55 052	55 052	-
Investments in equity accounted joint ventures	1 427 552	1 443 302	1 440 610	1 420 466
Other investments in joint ventures	53 061	50 226	50 109	40 736
Total investments in joint ventures	1 480 613	1 493 528	1 490 719	1 461 202
Total non-current assets	3 247 838	3 273 835	3 282 589	3 204 830
Current assets
Inventories and ore stockpiles	135 742	125 215	116 797	124 889
Trade and other receivables	208 978	212 517	184 275	254 134
Cash and cash equivalents	603 673	739 457	719 808	572 838
Total current assets	948 393	1 077 189	1 020 880	951 861
Total assets	4 196 231	4 351 024	4 303 469	4 156 691
Equity attributable to owners of the parent	3 642 147	3 771 793	3 706 355	3 573 863
Non-controlling interests	297 031	292 811	285 914	278 963
Total equity	3 939 178	4 064 604	3 992 269	3 852 826
Non-current liabilities
Loans from minority shareholders	2 765	2 765	2 765	2 765
Deferred tax	58 087	55 967	52 781	49 332
Provision for rehabilitation	55 738	55 738	55 738	55 455
Total non-current liabilities	116 590	114 470	111 284	107 552
Current liabilities
Trade and other payables	127 780	128 530	149 288	133 959
Current income tax payable	12 683	43 420	50 628	62 354
Total current liabilities	140 463	171 950	199 916	196 313
Total equity and liabilities	4 196 231	4 351 024	4 303 469	4 156 691

These results are presented as the second quarter ended 30 June 2018. They have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS) on a basis that is consistent with the accounting policies applied by the group in its audited consolidated financial statements for the year ended 31 December 2017, and which formed the basis of the 2017 annual report. The company has adopted IFRS 9 ‘Financial Instruments’ and IFRS 15 ‘Revenue from Customers’ in the six month period ending 30 June 2018, following the standards becoming effective for periods commencing on or after 1 January 2018. IFRS 9 ‘Financial instruments’ addresses the classification and measurement of financial assets and financial liabilities and replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortised cost, fair value through other comprehensive income (OCI) and fair value through profit or loss. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. There is now a new expected credit loss model that replaces the incurred loss impairment model used in IAS 39. The adoption of IFRS 9 did not result in any material change to the consolidated results of the group from the beginning of the earliest period presented. Following an assessment of the consolidated financial assets no changes to classification of those financial assets was required. The group has applied the expected credit loss impairment model to its financial assets, focused in particular on its long-term loans to its asset leasing joint ventures which hold mining equipment and no material credit losses are considered to apply. The group’s VAT receivables detailed below are excluded from the scope of IFRS 9. IFRS 15 introduced a single framework for revenue recognition and clarify principles of revenue recognition. This standard modifies the determination of when to recognise revenue and how much revenue to recognise. The core principle is that an entity recognises revenue to depict the transfer of promised goods and services to the customer of an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The adoption of IFRS 15 did not result in any material change to the group’s revenue recognition, from the beginning of the earliest period presented, following analysis of the gold sales contracts held by its mining operations. The company enters into a contract for the sale of gold at each of its mining operations. The group’s performance obligation under each of the contracts is to supply such gold to the customer subject to minimum quality specifications with the consideration for such gold sales determined by the market spot price for each ounce of gold at the point of sale and gold content. As the sales from gold contracts are subject to customer survey adjustment, sales are initially recorded based on the results of tests on the material prior to shipment to determine the gold content and specification with such estimates subsequently adjusted to reflect the final gold content determined by the customer shortly after period end. Revenue is recorded to the extent that it is highly probable that there will be no subsequent reversal of such revenue due to gold content or quality specifications. Historical adjustments of this nature have been insignificant. The performance obligations are considered to be satisfied and control of the gold transferred as the gold leaves the gold room upon collection by the customer, with title, possession and significant risks and rewards transferred at this point with revenue recorded accordingly. This announcement has been prepared in compliance with IAS 34 - Interim Financial Reporting. These results do not include all the notes of the type normally included in an annual financial report. Accordingly, this condensed report is to be read in conjunction with the annual report for the year 31 December 2017, and any public announcements made by the group during the reporting period. While the information included in this announcement has been prepared in accordance with the recognition and measurement criteria of IFRS, this announcement does not itself contain sufficient information to comply with IFRS. The auditors’ report for the year ended 31 December 2017 was unqualified and did not include references to any matters which the auditor drew attention to by way of emphasis without qualifying their report.

Property, plant and equipment cost increased by $40.2 million for the three months ended 30 June 2018 and was mainly attributable to capital expenditure at the Loulo-Gounkoto complex of $28.7 million. Of this amount, $12.4 million was spent on the development of the Yalea and Gara underground mines, $9.0 million on ongoing capital including the underground grade control and engineering upgrades and $5.3 million at Gounkoto relating to ongoing capital, rebuild of assets and deferred stripping ($1.3 million). Ongoing capital expenditure at Tongon was $14.6 million, while $8.0 million was spent at the Massawa project during the quarter.

The group’s capital commitments (including its share of equity accounted joint ventures) at 30 June 2018 amounted to $47.7 million, with the majority relating to the Loulo-Gounkoto complex ($18.5 million), Kibali ($14.9 million attributable) and RAL 1 Limited ($10.9 million attributable).

The long term ore stockpiles balance of $152.4 million was in line with the balance at 31 March 2018 and relates to the portion of ore stockpiles at Loulo, Gounkoto and Tongon which are expected to be processed after more than one year, in line with the respective mine plans.

Investments in equity accounted joint ventures reflects the group’s share of its equity accounted investments, mainly Kibali as well as Morila, and the group’s asset leasing joint ventures. Other investments in joint ventures reflect the group’s loans advanced to the group’s asset leasing joint ventures.

The balances of $1.48 billion in total investment in joint ventures at 30 June 2018 decreased by $12.9 million against the balances at 31 March 2018 and the movement in the quarter mainly reflects the group’s share of the profits from equity accounted joint ventures ($20.9 million) and advances to joint ventures ($2.5 million) offset by dividends received in the quarter from joint ventures ($36.3 million).

Current inventories and ore stockpiles of $135.7 million increased by $10.5 million from the balances at 31 March 2018. The increase is mainly as a result of an increase of $7.8 million in the current portion of ore stockpiles mainly at Gounkoto in line with mine plans, an increase of $2.4 million in gold in process at Loulo and Gounkoto and a $1.9 million increase in consumable stores at Loulo, offset by a decrease of $1.6 million in the balances of gold on hand balances at the Loulo-Gounkoto complex.

Trade and other receivables at 30 June 2018 of $209.0 million decreased by 2% from the balances at 31 March 2018, which mainly reflects decreases in trade balances at Loulo and Gounkoto.

Included within non-current trade and other receivables is the portion of TVA balances at Loulo and Gounkoto that are expected to be recovered in more than one year.

The total outstanding refundable TVA balances in Mali amount to $132.8 million (31 March 2018: $128.8 million) and include 100% of the Loulo and Gounkoto TVA receivables and the attributable portion of the Morila TVA receivable of $7.6 million (31 March 2018: $6.7 million). Morila, Loulo and Gounkoto have the legal right, under the terms of their respective mining conventions, to offset other taxes payable to the State of Mali against these refundable TVA balances. Management continues to pursue the cash settlement of these TVA balances.

The group’s share of the TVA balance at Kibali amounted to $70.0 million (31 March 2018: $69.1 million) (at 45% attributable share). The Morila and Kibali TVA balances are included in the group’s investment in joint ventures line.

The group has received various tax claims from the State of Mali in respect of its Mali operations, which totalled $200.5 million at the end of the current quarter. Having taken professional advice, the group considers material elements of the claims to be without merit or foundation and is strongly defending its position in relation to these claims and following the appropriate legal process. Accordingly, no provision has been made for the material claims and the likelihood of a material outflow of economic benefits in respect of such claims is considered improbable under IFRS. Loulo, Gounkoto and Morila each have legally binding establishment conventions which guarantee fiscal stability, govern the taxes applicable to the companies and allow for international arbitration in the event a dispute cannot be resolved in the country. Management continues to engage with the Malian authorities at the highest level to resolve these outstanding fiscal issues. During 2016, the group received payment demands in respect of these disputed amounts, and consequently the group paid tax advances to the State of Mali in the amount of $25.0 million, to ensure that it could continue to engage with the Malian authorities to resolve the tax disputes, noting that any amounts which were legally not due would be refunded. These amounts are shown in trade and other receivables.

In the DRC, the Mining Code and Regulations have been amended with an updated Mining Code which came into effect on 9 March 2018 (2018 Mining Code) and the related amended Mining Regulations which came into effect on 8 June 2018, although the regulations were only actually published in July 2018 so have only recently started being enforced. Kibali Goldmines SA is considering all its options to protect its vested rights under the 2002 Mining Code, as well as the specific state guarantees it previously received, including preparing for international arbitration. In addition, it continues to engage with the government to find alternative solutions which would be mutually acceptable to both parties, including through the application of Article 220 of the 2018 Mining Code, which affords benefits to mining companies in landlocked infrastructurally challenged provinces, such as where Kibali is located.

The decrease in cash of $135.8 million since 31 March 2018 largely reflects the group’s continued investment in capital expenditure in its subsidiaries ($37.9 million), tax paid ($53.1 million) and the payment of the group dividend to shareholders ($188.8 million) offset by the strong operational cash flows from the Loulo-Gounkoto complex and the Tongon mine ($112.3 million) and dividends from equity accounted joint ventures ($36.3 million).

Deferred tax of $58.1 million increased by 4% from the balance at 31 March 2018, mainly due to the effects of the Life of Mine (LoM) units of production depreciation adjustments at the Loulo-Gounkoto complex and at Tongon during the quarter.

Trade and other payables of $127.8 million were in line with the balance at 31 March 2018 of $128.5 million and mainly relate to trade and other payables amounts at Loulo, Gounkoto and Tongon.

Current income tax payable of $12.7 million decreased by 71% from the balance at 31 March 2018 due to corporate tax payments being made during the current quarter.

Subsequent to the June quarter end, on 31 July 2018, the Malian government agreed to grant Gounkoto a 50% corporate tax reduction over a four year period, effective from 1 January 2018 until 31 December 2021, to support the development of a super pit at the mine. The agreement which reduces the corporate tax rate is a concession under Gounkoto’s mining convention that gives Gounkoto the right to apply for the additional tax exoneration should it make additional investments. The effect of the 50% reduction in the corporate tax rate has not been reflected in the financial results for the six months ending 30 June 2018 contained within this quarterly report. The impact of the reduced tax rate will be to apply an effective 15% tax for the current year including associated reversals of the additional charges recorded to date during the next quarter.

This report has been prepared on a going concern basis as the directors believe that based on the company's current cash resources and facilities, projected operating cash flows and capital expenditure, the company will be able to meet its obligations at the prevailing gold price for the foreseeable future, a period of not less than 12 months from the date of this report.

CONSOLIDATED CASH FLOW STATEMENT

$000	Unaudited quarter ended 30 Jun 2018	Unaudited quarter ended 31 Mar 2018	Unaudited 6 months ended 30 Jun 2018	Unaudited 6 months ended 30 Jun 2017
Profit after tax	58 372	66 520	124 892	187 712
Income tax expense	15 969	20 741	36 710	82 064
Profit before income tax	74 341	87 261	161 602	269 776
Share of (profits)/losses of equity accounted joint ventures	(20 886)	(13 810)	(34 696)	8 651
Adjustment for non-cash items	63 868	56 851	120 719	106 054
Effects of change in operating working capital items	(5 023)	(48 750)	(53 773)	(48 433)
Receivables	(4 989)	(27 972)	(32 961)	(35 092)
Inventories and ore stockpiles	(10 527)	(1 319)	(11 846)	(18 633)
Trade and other payables	10 493	(19 459)	(8 966)	5 292
Cash generated from operations	112 300	81 552	193 852	336 048
Dividends received from equity accounted joint ventures	36 306	11 000	47 306	-
Income tax paid	(53 062)	(28 578)	(81 640)	(70 591)
Net cash generated from operating activities	95 544	63 974	159 518	265 457
Additions to property, plant and equipment	(37 904)	(42 239)	(80 143)	(85 503)
Funds invested in equity accounted joint ventures	(2 505)	-	(2 505)	(21 992)
Loans repaid by equity accounted joint ventures	-	-	-	746
Net cash used by investing activities	(40 409)	(42 239)	(82 648)	(106 749)
Proceeds from issue of ordinary shares	90	-	90	33
Dividends paid to company’s shareholders	(188 830)	-	(188 830)	(94 046)
Dividends paid to non-controlling interests	(2 179)	(2 086)	(4 265)	(8 158)
Net cash generated by financing activities	(190 919)	(2 086)	(193 005)	(102 171)
Net (decrease)/increase in cash and cash equivalents	(135 784)	19 649	(116 135)	56 537
Cash and cash equivalents at beginning of period	739 457	719 808	719 808	516 301
Cash and cash equivalents at end of period	603 673	739 457	603 673	572 838

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Number of ordinary shares	Share capital $000	Share premium $000	Other reserves[1] $000	Retained earnings $000	Total equity attributable to owners of parent $000	Non- controlling interests $000	Total equity $000
Balance - 31 Dec 2016 – audited	93 803 752	4 690	1 537 326	63 141	1 893 542	3 498 699	253 258	3 751 957
Share of other comprehensive income of joint ventures[1]	-	-	-	(18)	-	(18)	-	(18)
Other comprehensive income	-	-	-	(18)	-	(18)	-	(18)
Net profit for the period	-	-	-	-	153 849	153 849	33 863	187 712
Total comprehensive income for the period	-	-	-	(18)	153 849	153 831	33 863	187 694
Share-based payments	-	-	-	12 979	-	12 979	-	12 979
Share options exercised	500	-	33	-	-	33	-	33
Reserves transfer on exercise of options previously expensed under IFRS 2	-	-	9	(9)	-	-	-	-
Shares vested[2]	254 464	13	21 783	(19 429)	-	2 367	-	2 367
Dividend relating to 2016	-	-	-	-	(94 046)	(94 046)	-	(94 046)
Non-controlling interest share of Gounkoto and Tongon dividend	-	-	-	-	-	-	(8 158)	(8 158)
Balance – 30 Jun 2017 – unaudited	94 058 716	4 703	1 559 151	56 664	1 953 345	3 573 863	278 963	3 852 826
Balance - 31 Dec 2017 – audited	94 124 872	4 707	1 563 361	60 774	2 077 513	3 706 355	285 914	3 992 269
Share of other comprehensive income of joint ventures[1]	-	-	-	-	-	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	-
Net profit for the period	-	-	-	-	109 510	109 510	15 382	124 892
Total comprehensive income for the period	-	-	-	-	109 510	109 510	15 382	124 892
Share-based payments	-	-	-	12 741	-	12 741	-	12 741
Share options exercised	2 000	-	90	-	-	90	-	90
Reserves transfer on exercise of options previously expensed under IFRS 2	-	-	28	(28)	-	-	-	-
Shares vested[2]	300 774	15	24 388	(22 122)	-	2 281	-	2 281
Dividend relating to 2017	-	-	-	-	(188 830)	(188 830)	-	(188 830)
Non-controlling interest share of Gounkoto dividend	-	-	-	-	-	-	(4 265)	(4 265)
Balance - 30 Jun 2018 – unaudited	94 427 646	4 722	1 587 867	51 365	1 998 193	3 642 147	297 031	3 939 178

1	Other reserves includes the cumulative charge recognised under IFRS 2 in respect of share option schemes (net of amounts transferred to share capital and share premium) as well as the foreign currency translation reserve and the movements in available-for-sale financial assets.
2	Restricted shares were issued as remuneration to executive directors and senior management. Shares were also issued to executive directors following approval of their annual bonuses and to non-executive directors as fees. The transfer between ‘other reserves’ and ‘share premium’ in respect of the shares vested represents the cost calculated in accordance with IFRS 2.

NON-GAAP MEASURES

Randgold has identified certain measures that it believes will assist understanding of the performance of the business. As the measures are not defined under IFRS they may not be directly comparable with other companies’ adjusted measures. The non-GAAP measures are not intended to be a substitute for, or superior to, any IFRS measures of performance but management has included them as these are considered to be important comparables and key measures used within the business for assessing performance.

These measures are explained further below:

Total cash costs and cash cost per ounce are non-GAAP measures. Total cash costs and total cash cost per ounce are calculated using guidance issued by the Gold Institute. The Gold Institute was a non-profit industry association comprising leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute’s guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, and royalties. Total cash costs exclude costs associated with capitalised stripping activities. Total cash costs and total cash cost per ounce also include our share of our equity accounted joint ventures’ total cash costs and total cash cost per ounce.

Total cash cost per ounce is calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces sold for the periods presented. Total cash costs and total cash cost per ounce are calculated on a consistent basis for the periods presented. Total cash costs and total cash cost per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS measures or an indicator of our performance. The data does not have a meaning prescribed by IFRS and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation and amortisation would be included in a measure of total costs of producing gold under IFRS, but are not included in total cash costs under the guidance provided by the Gold Institute.

Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash cost per ounce, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, Randgold believes that total cash cost per ounce is a useful indicator for investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies.

Cash operating costs and cash operating cost per ounce are calculated by deducting royalties from total cash costs. Cash operating cost per ounce is calculated by dividing cash operating costs by gold ounces sold for the periods presented.

Gold sales is a non-GAAP measure. It represents the sales of gold at spot and the gains/losses on hedge contracts which have been delivered into at the designated maturity date. It excludes gains/losses on hedge contracts which have been rolled forward to match future sales. This adjustment is considered appropriate because no cash is received/paid in respect of these contracts. Randgold currently does not have any hedge positions. Gold sales include our share of our equity accounted joint ventures’ gold sales.

Profit from mining activity is calculated by subtracting total cash costs from gold sales for all periods presented. Profit from mining includes our share of our equity accounted joint ventures.

Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period. Gold on hand includes our share of our equity accounted joint ventures’ gold on hand.

The group non-GAAP measures presented in the ‘Summarised financial information’ in the accompanying table include the group’s share of each operating mine, together with adjustments to eliminate intergroup transactions.

The accompanying table reconciles gold sales, total cash costs and profit from mining activity as non-GAAP measures, to the information provided in the statement of comprehensive income, determined in accordance with IFRS, for each of the periods set out therein.

NON-GAAP

$000	Unaudited quarter ended 30 Jun 2018	Unaudited quarter ended 31 Mar 2018	Unaudited quarter ended 30 Jun 2017	Unaudited 6 months ended 30 Jun 2018	Unaudited 6 months ended 30 Jun 2017
Gold sales per IFRS[1]	283 659	273 278	336 794	556 937	653 506
Gold sales adjustments for joint ventures[2]	127 854	118 536	85 343	246 390	178 234
Gold sales[3]	411 513	391 814	422 137	803 327	831 740
Mine production costs	136 186	120 084	117 162	256 270	228 727
Movement in production inventory and ore stockpiles[1]	(9 826)	(2 467)	(14 390)	(12 293)	(12 288)
Royalties including adjustment for joint ventures	19 509	18 602	21 330	38 111	42 102
Royalty adjustment for joint ventures[3]	(5 015)	(4 645)	(3 963)	(9 660)	(8 429)
Total royalties[1]	14 494	13 957	17 367	28 451	33 673
Other mining and processing costs[1]	16 590	15 689	16 162	32 279	30 913
Cash costs adjustments for joint ventures[2]	63 514	64 617	56 140	128 131	119 139
Total cash costs[3]	220 958	211 880	192 441	432 838	400 164
Profit from mining activity[3]	190 555	179 934	229 696	370 489	431 576
Ounces sold	316 804	294 428	336 516	611 232	672 119
Total cash cost per ounce sold[3]	697	720	572	708	595
Cash operating cost per ounce sold[3]	636	656	508	646	533
Gold on hand at period end[3]	16 383	21 930	19 082	16 383	19 082

1	Figures extracted from IFRS results.
2	The group includes the gold sales and cash costs associated with the joint venture results in its non-GAAP measures. The gold sales adjustments reflect our 40% share of Morila’s gold sales and 45% share of Kibali’s gold sales. The cash costs adjustments primarily reflect our 40% share of Morila’s cash costs, 45% of Kibali’s cash costs, as well as our 50.1% share in RAL 1 Limited’s (RAL 1) and RAL 2 Limited's (RAL 2) cash cost adjustments.
3	Refer to explanation of non-GAAP measures provided.

PRINCIPAL RISK FACTORS AND UNCERTAINTIES

The group is subject to a variety of risks and uncertainties which are the result of not only the business environment in which it operates but also of other factors over which it has little or no control. The board, as part of its role in providing strategic oversight and stewardship of the company, is responsible for the group’s systems of risk management and internal control as well as reviewing their operational effectiveness on a regular basis. We are continually evaluating risks to ensure the business achieves its strategic objectives; however the principal risks and uncertainties which could impact the group’s long term performance remain those detailed in the group’s 2017 annual report and financial statements, a copy of which is available on the group’s website www.randgoldresources.com.

The group’s strategy takes into account known risks but there may be additional risks unknown to the group and other risks, currently believed to be immaterial, which could develop into material risks. It is recognised that the group is exposed to risks wider than those listed. However, we have disclosed those we believe are likely to have the greatest impact on our business at this moment in time and those that have been the subject of debate at recent board or audit committee meetings. The principal risks and uncertainties may materialise individually, simultaneously or in combination and should be considered in connection with any forward looking statements in this document, the 2017 annual report and the information available on the group’s website.

   PRINCIPAL RISK FACTORS AND UNCERTAINTIES

EXTERNAL RISKS	NATURE AND IMPACT
Gold price volatility	Gold price volatility can result in material and adverse movement in the group’s operating results, asset values, revenues and cash flows. Sustained or significant declines in the gold price will affect earnings and cash flow. Group planning, forecasting and long term financial strategy are subject to gold price assumptions and therefore changes to the gold price may have an adverse effect the group’s ability to fund its capital projects.
Country risk	The group operates in jurisdictions where changes may occur to the political environment and governments may seek a greater share of mineral wealth. Inadequate monitoring of in-country political instability and uncertainty or failure to adapt to changes to terms applicable to the group’s operations may impact the ability to sustain operations, prevent the group from making future investments or result in increased costs for the group.
Corporate, social and environmental responsibility	Some of the group’s current and potential operations are located near communities that may regard these operations as being detrimental to them. Poor management of stakeholder communication and expectations with a lack of community development activities or regard for environmental responsibility may lead to the inability to sustain operations in the area and impact the group’s ability to expand into other regions. Failure to understand social and environmental contexts can lead to insufficient planning, resourcing and costing of projects. Failure to comply with environmental regulations could lead to fines and, in the extreme, loss of operating licence.
Supply routes	Due to the remote location of the operations the disruption of supply routes may cause delays with construction and mine activities. Supply chain failures, disruptions or significantly increased costs within the supply chain could have an adverse effect on the group’s operations.
FINANCIAL RISKS	NATURE AND IMPACT
Operating and capital cost control	Operating cost and capital cost control are a key factor in the group’s profitability. Failure to control operating cost of production or operational objectives will result in reduced margins and profitability. Failure or inability to monitor capital expenditure and progress of capital projects may result in financial losses, overspend on projects and cause returns to be eroded. General cost inflation in the mining sector could affect the operations and projects resulting in significant pressure on operating and capital costs.
In-country tax regimes and the inability to enforce fiscal stability arrangements at the group's mines	The group operates in jurisdictions which may change tax or fiscal regimes and regulations, and such issues may result in additional taxes or negatively impact asset values leading to financial losses. Inability to enforce legislation over tax including relevant tax stability arrangements in the event of changes to tax laws or mining codes, incorrectly applied legislation may result in lengthy arbitration and loss of profits or company assets, and could impact future investment opportunities. Failure to react to tax notifications from authorities could result in financial losses or the seizure of assets.
OPERATIONAL RISKS	NATURE AND IMPACT
Production, reserves and resources	The group’s mining operations may yield less gold under actual production conditions than indicated by its gold reserve figures, which are estimates based on a number of assumptions, including mining and recovery factors, production costs and gold price. In such instances the group’s profitability may be affected should actual production be lower than indicated reserves. Should the prevailing gold price not support or sustain the valuation the carrying value of assets may be impaired.

Environmental, health, safety and security incident	The mining sector is subject to extensive health, safety and environmental laws, regulations and standards alongside stakeholder expectations. Failure to maintain environmental, health and safety standards’ may result in significant environmental or safety incidents or deterioration in safety performance standards leading to loss of life or significant loss of time and disruption or damage to operations. Evolving regulation and standards could result in increased costs, litigation or in extreme cases may threaten the viability of an operation.
Risks associated with underground mining and geotechnical failure	The group has a number of underground projects which are subject to the extensive risks associated with underground mining. Failure to monitor or mitigate such risks may affect the profitability of the group and the operational performance. Failure to consider geotechnical failure in planning and then monitor the impact during operations may impact the geotechnical stability of pits and underground mining operations. Extreme weather conditions such as high rainfall may also impact the geotechnical stability of the pits and therefore could impact mining operations.
STRATEGIC RISKS	NATURE AND IMPACT
Lack of identification of new exploration targets and exploration failure	The replacement of reserves and resources is key to the long term delivery of the group’s exploration led growth strategy and therefore the lack of identification of new exploration targets may lead to a loss of revenue and an inability to grow and meet strategic objectives. Exploration and development are costly activities with no guarantee of success, but are necessary for future growth of the group.

GENERAL

As highlighted earlier in this report, the group has had a good operational quarter, especially at Kibali. Consequently, the group’s overall annual key performance indicators, set at the start of the year, remain intact, notwithstanding the industrial relations challenges at Tongon. As previously indicated, the group is expecting higher production in the third quarter, followed by a stronger fourth quarter, on the back of higher anticipated grades at Loulo-Gounkoto and Kibali.

Exploration remains core to Randgold’s growth strategy and the company’s exploration activities continue to make meaningful progress, both in respect of brownfields extensions and across its greenfields portfolio, in support of its organic growth objectives. Notwithstanding this core strategy, the company is also examining global growth opportunities, and regularly reviews corporate and asset merger and acquisition opportunities.

The directors confirm to the best of their knowledge that:

a)	These second quarter results have been prepared in accordance with IAS 34 as adopted by the European Union; and
b)	The interim management report includes a fair review of the information required by the FCA’s Disclosure and Transparency Rules (4.2.7R and 4.2.8R).

By order of the board

D M Bristow	G P Shuttleworth
Chief Executive	Financial Director

9 August 2018

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RANDGOLD RESOURCES NEWS UPDATES

OWNER MINING DELIVERS COST AND EFFICIENCY BENEFITS, OPENS WAY FOR NEW TECHNOLOGIES

Following the highly successful transition from contract mining to owner mining at Randgold’s Loulo mines, the Kibali underground mine has now also implemented this approach.

Group GM mining Glenn Heard says he is very confident that Kibali will replicate the cost reduction and operational efficiencies achieved at Loulo.

“To facilitate the transition, we have brought in the key personnel involved in this process at Loulo to instil our operating standards, provide mentoring and inject the Randgold DNA into the predominantly Congolese workforce we took over from the contractor,” he said.

The mentors included Malian mining engineer Mohamed Cisse who, as underground manager, oversaw the transition at Loulo and who has been employed by Randgold since his university days.

“The purpose of moving to owner mining was ultimately to lower operating costs and have more control over the day to day operations,” says Cisse. “At Loulo we achieved that and more. The Randgold team, focused on the same goal and committed to the same standards, is delivering better results.”

Heard says while it’s early days at Kibali, operational standards and equipment availability are already improving, while production and development are increasing week on week.

Upskilling the workforce to operate Kibali’s advanced automation systems was a key priority in preparing for the transition. Randgold retained experts from Australia, which is generally regarded as the world leader in mechanised mining, to assist with this process. While the aim at Kibali, as at Randgold’s other operations, is to develop host-country managers and workers, a limited number of international experts have remained on site as ‘super operators’ to ensure that the mine remains at the leading edge of technology and performance.

Says Randgold CEO Mark Bristow: “We don’t adapt to change, we drive it, and a further benefit of owner mining is that it enables us to incorporate advanced technologies which will keep us in the lead of the industry as it moves to automation.”

MALI AND RANDGOLD AGREE ON A REVISED INVESTMENT CONVENTION TO SUPPORT SUPER PIT DEVELOPMENT

The Malian government has agreed to grant Randgold’s Gounkoto mine a 50% corporate tax reduction for the next four years to support its development of a super pit which will be one of the largest opencast gold mines in Africa.

The agreement, which is a concession under Gounkoto’s original mining convention that gave Gounkoto the right to apply for additional tax exonerations should it make additional investments, will see the mine’s life extended by more than five years. Likewise the super pit will make a significant contribution to the Loulo-Gounkoto complex’s 10-year plan, which envisages profitable production in excess of 600 000 ounces annually at a gold price of $1 000 per ounce. Depending on the gold price and input costs the potential revenue to the State would increase by more than 100% when compared with the original Gounkoto feasibility study completed in 2009.

Randgold chief executive Mark Bristow said the deal was another milestone in the mutually rewarding partnership between the company and the Malian government.

“Over more than 20 years, that partnership has enabled us to bring Syama to account, develop Morila and build Loulo-Gounkoto into one of the world’s largest gold mines. During that time, our operations have contributed $5.9 billion to the Malian economy in the form of taxes, royalties, dividends, salaries and payments to local suppliers. The Malian government received $2.5 billion of that amount, which represents more than 60% of the net cash generated by the mines. Every year since 2010, Randgold’s operations in this country have accounted for some 6% of Mali’s GDP,” he said.

Bristow noted that, in line with Randgold’s policy of local employment and empowerment, Loulo-Gounkoto and Morila were managed entirely by Malians. In addition to their profitable results, he said, the mines also ranked as world-class in terms of their health, safety and environmental management.

During the past quarter, another robust performance from Loulo’s underground mines offset a reduced contribution from Gounkoto, where the pushback for the super pit is in progress as planned. Since moving to owner mining at Loulo in 2016, the underground operations have delivered steady production increases and efficiency improvements.

Morila has completed the mining of its Domba satellite pit and is now processing the lower grade tailings material. The Ntiola and Viper satellite deposits are scheduled for mining until early 2019 and closure of the Morila mine is planned for 2020. Its agripole project, designed to mitigate the socio-economic impact of closure, is awaiting final approval by the government.

On the exploration front, brownfields work at Loulo is confirming the potential for reserve replenishment while further afield the search for another world-class gold deposit continues along a highly prospective 75 kilometre strike on the Mali-Senegal shear zone.

TONGON WORKS TOWARDS FRESH START AFTER STOPPAGE

Randgold’s Tongon gold mine is seeking to restart mining and processing operations based on the agreement entered into between the workers leadership, union representatives, local authorities, mine management and the government’s mining and labour ministries.

“Given the ongoing social issues that have intermittently affected the mine’s operations over the past two years, and after the latest work stoppage which halted production two weeks ago, we have engaged with government who have taken measures to secure the assets and are dealing with the situation,” chief executive Mark Bristow said at a media briefing in Abidjan.

Bristow said he was encouraged to note that the matter was receiving attention at the highest level of the Ivorian government. The government led a process which in April produced an agreement between the mine and the unions that there would be a negotiation period during which work would continue as usual. This was progressing well until 13 July when the unions made new demands that were outside the existing multi-party agreement as well as Ivorian labour law, subsequently abandoning the negotiations and halting the mine’s operations.

“At that stage Tongon was recovering from a stumbling start to the year and was on track to achieve its revised production guidance. We will now have to review its forecast in the light of the work stoppage and the time it will take to bring the operation back on line and up to full production,” he said.

“We are committed to working with government, local authorities and those who want to be part of the Tongon employment family to get this mine back up and running.”

Bristow said despite this setback, Randgold remained committed to investing in Côte d’Ivoire and participating in the development of its fledgling mining industry.

“Brownfields exploration around Tongon has shown potential for an extension of the mine’s current life, and further afield our exploration teams are searching for the next Tongon on our extensive groundholdings in this country,” he said.

KIBALI ACHIEVES RECORD QUARTER AS UNDERGROUND RAMP-UP CONTINUES

Gold production at the Kibali mine in the Democratic Republic of Congo is rising steadily on the back of the optimisation of its automated underground operation, and it is on track to beat its guidance of 730 000 ounces for this year, says Randgold chief executive Mark Bristow. The record results for the second quarter were achieved without a single lost-time injury.

Speaking at a media visit to the mine, Bristow said that, following the example of Randgold’s Loulo underground mines, Kibali had successfully transitioned from contract mining to owner mining earlier this month. As at Loulo, the move is expected to deliver significant cost and efficiency benefits, while accelerating the transfer of skills to the mine’s Congolese workforce.

“Kibali hosts one of the world’s largest underground gold mines and the aim of owner mining is to give us complete control over the day-to-day operations, with everyone focused on the same goal and compliance with the mining plan. We’re confident that we’ll achieve the same results here as we did at Loulo, but we’ve tweaked that model a little to take into account the lessons we learned there as well as Kibali’s specific circumstances. We’ve also brought in personnel who were involved in the Loulo transition to support Kibali’s Congolese workforce with the transition,” he said.

“Another advantage of owner mining is that it has allowed us to introduce ‘Africa First’ technology at Kibali, notably in the automation of the underground materials handling system. We continue to look at other technologies which could assist us in the optimal development of this great asset.”

A further major milestone is being passed with the current commissioning of Azambi, Kibali’s third and last hydropower station and its only remaining significant capital project. Azambi is expected to start delivering power into the grid within the next month.

“It’s worth noting that Azambi has been built by an all-Congolese team of contractors, which is a further example of Randgold’s commitment to upskilling not only its own employees but also its host country business partners. During the past quarter alone we have spent $43.8 million with local contractors and suppliers, and over the course of the mine’s development, they have received the bulk of our $2.4 billion in-country investment. This has obviously had a direct positive impact on the Congolese economy,” he said.

Randgold also contributes to the local economy through its investment in community projects, including the development of a range of agribusinesses.

Despite the issues around the DRC’s new mining code, Randgold continues to advance its exploration work on a number of new targets, but Bristow cautioned that in its current form the code could deter future investment in the sector. The recently established mining industry association is still engaging with the government about the implementation of the code.

AZAMBI HYDROPOWER STATION INCREASES SELF-GENERATED POWER CAPACITY, REDUCES POWER COSTS

The current commissioning of the Azambi hydropower station at Kibali will raise the mine’s self-generated power capacity to some 44MW and reduce the average power supply cost to around 9c/kwh when the system is running at full efficiency.

Kibali GM Charles Wells says the availability of cheap self-generated power is the key to the mine’s long term profitability and the completion of Azambi – which now joins its Nzoro and Ambarau hydropower stations – represents the culmination of a programme designed to achieve that objective.

“The DRC’s water resources are so vast that it has the potential to supply most of Africa’s energy requirement. By harnessing the Kibali and Nzoro rivers to power this enormous mine, we’ve shown what can be achieved,” he says.

Randgold has a comprehensive power management strategy which includes the use of lower-cost heavy fuel oil generators at Loulo, the combination of grid power with back-up diesel generators at Tongon, the hydropower generation at Kibali and as part of this has embarked on a feasibility programme to introduce solar power into the mix on our microgrids as well explains John Steele, the group capital projects, process and engineering executive.

ALL CONGOLESE TEAM LEADS CONSTRUCTION OF AZAMBI

The $50 million Azambi hydropower plant, currently being commissioned, was built by an all-Congolese team led by Feni Matsando Samuel’s IOB (Inter Oriental Builders). IOB was established in 2010 and the following year started producing bricks for Kibali’s resettlement housing. Its involvement with Kibali expanded through various contracts for civil works and it was a key subcontractor on the Amberau hydropower project before being appointed as lead contractor for Azambi. IOB currently employs more than 700 workers.

“A project of considerable magnitude has been successfully completed by a Congolese team and the opportunity we gave them represents real empowerment of our in-country stakeholders. Africa needs more successful businessmen like them and Randgold will continue to support their development,” says chief executive Mark Bristow.

RANDGOLD RETAINS HIGH RANKING IN FTSE4GOOD INDEX

Following its recent annual review the FTSE4GOOD Index has confirmed that Randgold has been retained as a constituent for the fifth consecutive year. The index measures the environmental, social and governance practices of companies listed on the London Stock Exchange to provide the investment community with a tool for portfolio management. Out of a possible 5, Randgold scored 4.2 for environmental management (with a 5 for both water use and biodiversity), 4 for its handling of social issues and 5 for governance, substantially exceeding the industry and country averages in each of these categories. Randgold chief executive Mark Bristow said these were key pillars of Randgold's overall strategy and welcomed the official confirmation that the company was continuing to head in the right direction.

IN THE YEAR OF THE WOMAN, KIBALI APPOINTS FEMALE BUILDING CONTRACTOR

Randgold Resources’ policy of helping to develop its host countries’ skills bases by supporting local businesses is building a new entrepreneurial class of contractors and suppliers around its mines.

It has now advanced that process further by encouraging tenders for the construction of a new accommodation block at Kibali from companies owned and operated by women. Seven companies submitted tenders and following an adjudication process the $112 000 contract was awarded to GABS (Groupema Business Services), owned by Aime Migiya.

Ms Migiya, who grew up in the neighbouring Durba village, worked for various contractors during Kibali’s construction phase and was handling housekeeping for the Azambi hydropower project before she started her own business.

“I’m very happy to have been given this opportunity and I’m sure it will open the door for other female contractors,” she said.

Randgold chief executive Mark Bristow said the empowerment of women was in line with the company’s commitment to sharing the value it creates with all stakeholders.”

“This is the Year of the Woman at Randgold and the females-only tender was one way in which we’re celebrating it,” he said.

RANDGOLD MINES’ SUPPORT DELIVERS QUALITY OF LIFE IMPROVEMENTS TO LOCAL COMMUNITIES

Randgold Resources’ policy of sharing the value it creates with its in-country stakeholders, notably the communities around its mines, continues to make a significant difference for the better for these neighbours.

The company’s multi-pronged development programmes range from the provision of education and healthcare facilities to the promotion of local economic development and food security.

IMPROVED EDUCATION BEARS FRUIT

At its flagship Loulo-Gounkoto complex in Mali, for example, it has built 17 schools in an area when previously there had only been two. From 297 pupils when Loulo opened, the area had more than 5 500 in 2018, almost half of them girls. Last year, the fundamental school exam pass rate was 88.5% against 69.1% for the wider region. A bursary programme funded by the company has helped 56 pupils to continue their studies at university in the Malian capital Bamako.

BETTER HEALTHCARE REDUCES INFECTION

The establishment of basic healthcare facilities and testing programmes has reduced the HIV and malaria infection rates significantly. The Loulo clinic provides free consultation to the local community.

HIGH QUALITY POTABLE WATER FOR ALL MINE COMMUNITIES

The investment in boreholes and water supply systems has provided improved access to potable water, regularly analysed for quality, to people who previously had to walk long distances to collect untreated water.

AGRIBUSINESS FOR A SECURE FUTURE

The donation of 14 tractors and annual supplies, seeds and fertilisers has boosted the production of grains and vegetables, and an agricultural college has been established to train 100 future commercial farmers over two-year periods.

CREATING EMPLOYMENT, IMPROVING OPPORTUNITIES

More than 72 local economic development projects, in an area previously dependent on subsistence farming and artisanal mining, have created more than 1 000 jobs generating total annual salaries in excess of $3 million.

“Our approach is to initiate these projects and then to hand over the responsibility for them to the communities, providing support and guidance where needed, and monitoring progress,” says Randgold group community and environmental officer Hilaire Diarra.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this report, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.